

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

<u>Via Email</u>
J. Theodore Borter
President
GS Mortgage Securities Trust 2011-GC5
GS Mortgage Securities Corporation II
Goldman Sachs Mortgage Company
Citigroup Global Markets Realty Corp.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> **Re: GS Mortgage Securities Trust 2011-GC5**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012 (as amended July 27, 2012)**
> **File No. 333-171508-01**

Dear Mr. Borter:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel